

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2010

Kyle Schlosser
Chief Executive Officer
Fero Industries, Inc.
254-16 Midlake Boulevard SE
Calgary Alberta, Canada T2X 2X7

> **Re: Fero Industries, Inc.**
> **Item 4.02 Form 8-K**
> **Filed December 13, 2010**
> **File No. 000-53337**

Dear Mr. Schlosser:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1.   We note in the amended Form 10-Ks filed on December 13, 2010 that management concluded that disclosure controls and procedures and internal control over financial reporting were effective. Please tell us how you considered the effect of the restatement on management's conclusions regarding the effectiveness of disclosure controls and procedures and additionally, internal control over financial reporting. See Items 307 and 308 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or me at (202) 551-3226 if you have any questions regarding this comment.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant